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                     [HALE & DOOR LETTERHEAD APPEARS HERE]


                                          November 15, 1996


VIA ELECTRONIC SUBMISSION
-------------------------

J. Evin Calio, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Giga Information Group, Inc.
          Registration Statement on Form 8-A
          File No. 0-21529

Dear Evin:

     As discussed, on behalf of Giga Information Group, Inc. (the "Company") we hereby withdraw the Company's Registration Statement on Form 8-A, which was filed with the Commission on October 10, 1996.

     Please contact either Mark G. Borden or the undersigned with any comments or questions.

                                          Very truly yours,

                                          /s/ Cynthia Tanner

                                          Cynthia Tanner

CT/mkd

cc:  Gideon I. Gartner
     Kenneth B. Marshall
     Paul P. Brountas, Esq.
     Mark G. Borden, Esq.